UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Lone Star Steakhouse & Saloon, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

542307103
(CUSIP Number)

Mr. James A. Mitarotonda
c/o Barington Companies Equity Partners, L.P.
888 Seventh Avenue, 17th Floor
New York, NY 10019
(212) 974-5700
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

April 26, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Companies Equity Partners, L.P.    13-4088890
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF       352,021
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY       none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                     352,021
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
352,021
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.69%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Investments, L.P.                                                           20-2871525
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF       188,630
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY       none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                      188,630
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                  none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
188,630
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Companies Advisors, LLC                                                                20-0327470
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF       188,630
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY       352,021
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                         188,630
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                        352,021
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
540,651
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.59%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IA, OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Companies Investors, LLC                                                                13-4126527
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF       none
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY       352,021
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                         none
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                        352,021
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
352,021
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.69%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Companies Offshore Fund, Ltd.
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        British Virgin Islands
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF       631,387
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY       none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                       631,387
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                       none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
631,387
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.02%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Offshore Advisors, LLC                                                    20-4797640
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF       631,387
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY       none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                       631,387
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                       none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
631,387
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.02%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IA, OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Capital Group, L.P.                                                       13-3635132
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        New York
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF       1,172,038
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY       none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                       1,172,038
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                       none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,172,038
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.61%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
LNA Capital Corp.                                                                          13-3635168
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF       1,172,038
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY       none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                       1,172,038
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                       none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,172,038
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.61%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
CO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
James Mitarotonda
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF       1,172,038
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY       none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                       1,172,038
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                       none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,172,038
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.61%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Starboard Value and Opportunity Master Fund Ltd.
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF       197,590
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY       none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                       197,590
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                       none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
197,590
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.95%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
CO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Parche, LLC                                                                                20-0870632
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF              37,637
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY       none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                         37,637
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                       none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,637
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.18%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Admiral Advisors, LLC                                                                                37-1484525
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF              235,227
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY        none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                         235,227
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                            none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
235,227
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.13%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IA, OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Ramius Capital Group, L.L.C.                                                                              13-3937658
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF              235,227
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY        none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                         235,227
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                            none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
235,227
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.13%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IA, OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
C4S & Co., L.L.C.                                                                                13-3946794
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF              235,227
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY        none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                         235,227
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                            none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
235,227
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.13%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
 OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Peter A. Cohen
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF               none
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY        235,227
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                           none
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                            235,227
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
235,227
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.13%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Morgan B. Stark
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF               none
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY        235,227
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                           none
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                            235,227
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
235,227
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.13%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jeffrey M. Solomon
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF               none
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY        235,227
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                           none
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                            235,227
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
235,227
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.13%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Thomas W. Strauss
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF               none
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY        235,227
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                           none
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                            235,227
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
235,227
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.13%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
RJG Capital Partners, L.P.                                                                   20-0133443
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF               8,000
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY        none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                             8,000
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                             none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,000
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
RJG Capital Management, LLC                                                        20-0027325
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF               8,000
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY        none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                             8,000
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                             none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,000
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Ronald Gross
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF               8,000
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY        none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                             8,000
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                             none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,000
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
D.B. Zwirn Special Opportunities Fund, L.P.                                    73-1637217
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF               42,684
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY        none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                             42,684
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                             none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,684
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
D.B. Zwirn Special Opportunities Fund (TE), L.P.                                    20-0024165
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF               9,738
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY        none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                             9,738
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                             none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,738
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
D.B. Zwirn Special Opportunities Fund, Ltd.
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF               76,504
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY        none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                             76,504
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                             none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
76,504
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.37%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
CO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
The Coast Fund, L.P.
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF               16,740
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY        none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                             16,740
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                             none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,740
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.08%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
D.B. Zwirn & Co., L.P.                                                                  02-0597442
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF               145,666
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY        none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                             145,666
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                             none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
145,666
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
DBZ GP, LLC                                                                                          42-1657316
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF               145,666
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY        none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                             145,666
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                             none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
145,666
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Zwirn Holdings, LLC                                                                                         30-0080444
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF               145,666
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY        none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                             145,666
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                             none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
145,666
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 542307103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Daniel B. Zwirn
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS                OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
______________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF               145,666
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY        none
EACH   ____________________________________________________________
REPORTING                 9) SOLE DISPOSITIVE POWER
PERSON                             145,666
WITH   ____________________________________________________________
              10) SHARED DISPOSITIVE POWER
                             none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
145,666
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the "Common Stock"), of Lone Star Steakhouse & Saloon, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 224 East Douglas Avenue, Suite 700, Wichita, Kansas 67202.

Item 2.  Identity and Background.

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, Admiral Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, Thomas W. Strauss, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald Gross, D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund (TE), L.P., D.B. Zwirn Special Opportunities Fund, Ltd., The Coast Fund, L.P., D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

As of May 5, 2006, the Reporting Entities are the beneficial owners of, in the aggregate, 1,560,931 shares of Common Stock, representing approximately 7.47% of the shares of Common Stock presently outstanding.

Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Investments, L.P. is a Delaware limited partnership. The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands. The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

The investment advisor of Barington Companies Equity Partners, L.P. and the investment advisor and general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company. The principal business of

Barington Companies Advisors, LLC is serving as the investment advisor of Barington Companies Equity Partners, L.P. and the general partner of Barington Investments, L.P. The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors, LLC. Barington Offshore Advisors, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. The address of the principal business and principal office of Barington Offshore Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Offshore Advisors, LLC.

Barington Companies Advisors, LLC, Barington Companies Investors, LLC and Barington Offshore Advisors, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Starboard Value and Opportunity Master Fund Ltd. is an exempted company organized under the laws of the Cayman Islands formed to be a private investment fund. The address of the principal business and principal office of Starboard Value and Opportunity Master Fund Ltd. is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies. The officers and directors of Starboard Value and Opportunity Master Fund Ltd. and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2. Parche, LLC is a Delaware limited liability company. The address of the principal business and principal office of Parche, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.

The managing member of Parche, LLC is Admiral Advisors, LLC, a Delaware limited liability company formed to be the managing member of Parche, LLC. Admiral Advisors, LLC also serves as the investment manager for Starboard Value and Opportunity Master Fund Ltd. The address of the principal business and principal office of Admiral Advisors, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

The sole member of Admiral Advisors, LLC is Ramius Capital Group, L.L.C. Ramius Capital Group, L.L.C. is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal office of Ramius Capital Group, L.L.C. is 666 Third Avenue, 26th Floor, New York, New York 10017. The managing member of Ramius Capital Group, L.L.C. is C4S & Co., L.L.C., a Delaware limited liability company formed to be the managing member of Ramius Capital Group, L.L.C. The address of the principal business and principal office of C4S & Co., L.L.C. is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a United States citizen and a managing member of C4S & Co., L.L.C. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

RJG Capital Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of RJG Capital Partners, L.P. is 11517 West Hill Drive, North Bethesda, Maryland 20852.

The general partner of RJG Capital Partners, L.P. is RJG Capital Management, LLC. RJG Capital Management, LLC is a Delaware limited liability company formed to be the general partner of RJG Capital Partners, L.P. The address of the principal business and principal office of RJG Capital Management, LLC is 11517 West Hill Drive, North Bethesda, Maryland 20852. Ronald Gross is the Managing Member of RJG Capital Management, LLC. The business address of Mr. Gross is c/o RJG Capital Management, LLC, 11517 West Hill Drive, North Bethesda, Maryland 20852.

Each of D.B. Zwirn Special Opportunities Fund, L.P. and D.B. Zwirn Special Opportunities Fund (TE), L.P. is a Delaware limited partnership formed to be a private investment fund. The address of the principal business and principal office of D.B. Zwirn Special Opportunities Fund, L.P. and D.B. Zwirn Special Opportunities Fund (TE), L.P. is 745 Fifth Avenue, 18th Floor, New York, New York 10151.

D.B. Zwirn Special Opportunities Fund, Ltd. is an exempted company organized under the laws of the Cayman Islands formed to be a private investment fund. The address of the principal business and principal office of D.B. Zwirn Special Opportunities Fund, Ltd. is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 GT, George Town, Harbour Centre, 2nd Floor, Grand Cayman, Cayman Island, British West Indies. HCM/Z Special Opportunities LLCThe Coast Fund, L.P. is a exempted company limited partnership organized under the laws of the Cayman Islands formed to be used as an investment vehicle. The address of the principal business and principal office of HCM/Z Special Opportunities LLCThe Coast Fund, L.P. is c/o Highbridge Capital Corporation, Corporate Centre, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West IndiesCoast Asset Management, LLC, 2450 Colorado Avenue, Suite 100, East tower, Santa Monica, California. There are no officers of D.B. Zwirn Special Opportunities Fund, Ltd. or HCM/Z Special Opportunities LLC. The Coast Fund, L.P. The directors of D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC The Coast Fund, L.P. and their principal occupations and business addresses are set forth on Schedule IV and incorporated by reference in this Item 2.

The manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund (TE), L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC is The Coast Fund, L.P. is D.B. Zwirn & Co., L.P. D.B. Zwirn & Co., L.P. is a Delaware limited partnership that acts as the manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund (TE), L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLCThe Coast Fund, L.P. The address of the principal business and principal office of D.B. Zwirn & Co., L.P. is 745 Fifth Avenue, 18th Floor, New York, New York 10151. The general partner of D.B. Zwirn & Co., L.P. is DBZ GP, LLC. DBZ GP, LLC is a Delaware limited liability company that acts as the general partner of D.B. Zwirn & Co., L.P. The address of the principal business and principal office of DBZ GP, LLC is 745 Fifth Avenue, 18th Floor, New York, New York 10151.

The managing member of DBZ GP, LLC is Zwirn Holdings, LLC. Zwirn Holdings, LLC is a Delaware limited liability company that acts as the managing member of DBZ GP, LLC. The address of the principal business and principal office of Zwirn Holdings, LLC is 745 Fifth Avenue, 18th Floor, New York, New York 10151. Daniel B. Zwirn is the managing member of Zwirn Holdings, LLC. The business address of Mr. Zwirn is c/o D.B. Zwirn & Co., L.P., 745 Fifth Avenue, 18th Floor, New York, New York 10151.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd. and Alison Nolan, a director of D.B. Zwirn Special Opportunities Fund, Ltd., each of whom is a citizen of the United Kingdom, Richard E. Douglas and Ian Wright, directors of The Coast Fund, L.P., each of whom is a citizen of the Cayman Islands, and Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom.

Item 3.  Source and Amount of Funds or Other Consideration.

All purchases of Common Stock by the Reporting Entities were made in open market transactions except to the extent set forth below. The transactions effected in the past 60 days are described in the attached Schedule V. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for such purchases was approximately $9,590,224.49 by Barington Companies Equity Partners, L.P., $17,185,705.54 by Barington Companies Offshore Fund Ltd., $5,133,853.25 by Barington Investments, L.P., $5,379,817.69 by Starboard Value and Opportunity Master Fund Ltd., $1,025,824.84 by Parche, LLC, $219,305.30 by RJG Capital Partners, L.P., $1,157,516.95 by D.B. Zwirn Special Opportunities Fund, L.P., $263,861.51 by D.B. Zwirn Special Opportunities Fund (TE), L.P., $2,074,649.58 by D.B. Zwirn Special Opportunities Fund, Ltd. and $453,589.77 by The Coast Fund, L.P.

Certain shares reported in the Statement as owned by Parche, LLC were acquired in private transactions with various transferors for which Ramius Capital Group, L.L.C. or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager. Ramius Capital Group, L.L.C. is the sole member of Admiral Advisors, LLC, which is the managing member of Parche, LLC. Parche, LLC acquired from such transferors, through a crossing transaction through a broker on the Nasdaq National Market, an aggregate of 35,244 shares of Common Stock on April 27, 2006 at a per share price of $27.25, or an aggregate of $960,399. The total of 35,244 shares transferred to Parche, LLC were initially acquired by the transferors for an aggregate of approximately $959,323 (excluding commissions and other execution related costs). Such transferors had, within the 60 days prior to the filing of the Statement, effected the following transactions in the Common Stock: 3/28/06 purchased 416 shares at a price per share of $27.8041; 3/28/06 purchased 4,000 shares at a price per share of $27.7150; 3/29/06 purchased 400 shares at a price per share of $27.5000; 3/30/06 purchased 2,160 shares at a price per share of $27.9453; 3/31/06 purchased 1,600 shares at a price per share of $28.3693; 4/5/06 purchased 17,120 shares at a price per share of $27.1190; 4/10/06 purchased 144 shares at a price per share of $26.8548; 4/11/06 purchased an aggregate of 288 shares at a price per share of $26.6832; 4/12/06 purchased 144 shares at a price per share of $26.6300; 4/13/06 purchased 288 shares at a price per share of $26.4455; 4/17/06 purchased 372 shares at a price per share of $26.4470; 4/18/06 purchased 89 shares at a price per share of $26.3282; 4/19/06 purchased 274 shares at a price per share of $26.8074; 4/21/06 purchased 94 shares at a price per share of $26.7453; 4/25/06 purchased 71 shares at a price per share of $26.6471; 4/26/06 purchased 7,297 shares at a price per share of $26.8500; 4/26/06 purchased 360 shares at a price per share of $26.7386; 4/26/06 purchased 127 shares at a price per share of $26.6200; 4/27/06 sold 35,244 shares at a price per share of $27.2500. All purchases of Common Stock referenced in this paragraph were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The Reporting Entities do not believe that the information contained in this paragraph is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4.  Purpose of Transaction.

Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, has been undervalued.

The Reporting Entities consider their equity position to be for investment purposes only. Each of the Reporting Entities may acquire additional shares of Common Stock or sell or otherwise dispose of any or all of the shares of Common Stock beneficially owned by it, in the open market, in privately negotiated transactions or otherwise. The Reporting Entities may also take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Entities intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the willingness of the Company’s management and Board of Directors to meet with and consider suggestions of the Reporting Entities, the Company’s financial position and business strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Entities may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, making an offer to purchase the Company, seeking Board representation or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer.

(a) As of May 5, 2006, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 352,021 shares of Common Stock, representing approximately 1.69% of the shares of Common Stock presently outstanding based upon the 20,887,234 shares of Common Stock reported by the Company to be issued and outstanding as of April 25, 2006 in its Form 10-Q filed with the Securities and Exchange Commission on May 1, 2006 (the “Issued and Outstanding Shares”).

As of May 5, 2006, Barington Investments, L.P. beneficially owns 188,630 shares of Common Stock, constituting approximately 0.9% of the Issued and Outstanding Shares. As of May 5, 2006, Barington Companies Offshore Fund, Ltd. beneficially owns 631,387 shares of Common Stock, constituting approximately 3.02% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Equity Partners, L.P. and the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 352,021 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 188,630 shares of Common Stock beneficially owned by Barington Investments, L.P., representing an aggregate of 540,651 shares, constituting approximately 2.59% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 352,021 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., constituting approximately 1.69% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC may be deemed to beneficially own the 631,387 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting approximately 3.02% of the Issued and Outstanding Shares. As the majority member of Barington Companies Advisors, LLC and the general partner of Barington Companies Investors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 352,021 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 188,630 shares of Common Stock beneficially owned by Barington Investments, L.P. As the majority member of Barington Offshore Advisors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 631,387 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 1,172,038 shares, constituting approximately 5.61% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 352,021 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 188,630 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 631,387 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 1,172,038 shares of Common Stock, constituting approximately 5.61% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed to beneficially own the 352,021 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 188,630 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 631,387 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 1,172,038 shares of Common Stock, constituting approximately 5.61% of the Issued and Outstanding Shares. Each of Barington Companies Advisors, LLC and Barington Companies Investors, LLC share voting and dispositive power with respect to the 352,021 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. Mr. Mitarotonda has sole voting and dispositive power with respect to the 352,021 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 188,630 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 631,387 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of May 5, 2006, each of Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC beneficially own 197,590 and 37,637 shares of Common Stock, respectively, constituting approximately 0.95% and 0.18%, respectively, of the Issued and Outstanding Shares. As the investment manager of Starboard Value and Opportunity Master Fund Ltd., and the managing member of Parche, LLC, Admiral Advisors, LLC may be deemed to beneficially own the 197,590 shares and the 37,637 shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, respectively, representing an aggregate of 235,227 shares, constituting approximately 1.13% of the Issued and Outstanding Shares. As the sole member of Admiral Advisors, LLC, Ramius Capital Group, L.L.C. may be deemed to beneficially own the 197,590 shares and the 37,637 shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, respectively, representing an aggregate of 235,227 shares, constituting approximately 1.13% of the Issued and Outstanding Shares. As the managing member of Ramius Capital Group, L.L.C., C4S & Co., L.L.C. may be deemed to beneficially own the 197,590 shares and the 37,637 shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, respectively, representing an aggregate of 235,227 shares, constituting approximately 1.13% of the Issued and Outstanding Shares. As the managing members of C4S & Co., L.L.C., each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to beneficially own the 197,590 shares and the 37,637 shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, respectively, representing an aggregate of 235,227 shares, constituting approximately 1.13% of the Issued and Outstanding Shares. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the 197,590 shares and the 37,637 shares owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, respectively, by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such shares.

As of May 5, 2006, RJG Capital Partners, L.P. beneficially owns 8,000 shares of Common Stock, constituting approximately 0.04% of the Issued and Outstanding Shares. As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 8,000 shares owned by RJG Capital Partners, L.P., constituting approximately 0.04% of the Issued and Outstanding Shares. As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Mr. Gross may be deemed to beneficially own the 8,000 shares owned by RJG Capital Partners, L.P., constituting approximately 0.04% of the Issued and Outstanding Shares. Mr. Gross has sole voting and dispositive power with respect to the 8,000 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares. Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of May 5, 2006, each of D.B. Zwirn Special Opportunities Fund, L.P. and D.B. Zwirn Special Opportunities Fund (TE), L.P. beneficially own 42,684 shares and 9,738 shares of Common Stock, respectively, constituting approximately 0.2% and 0.05%, respectively, of the Issued and Outstanding Shares. As of May 5, 2006, each of D.B. Zwirn Special Opportunities Fund, Ltd. and The Coast Fund, L.P. beneficially own 76,504 shares and 16,740 shares of Common Stock, respectively, constituting approximately 0.37% and 0.08%, respectively, of the Issued and Outstanding Shares.

As the manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund (TE), L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and The Coast Fund, L.P., D.B. Zwirn & Co., L.P. may be deemed to beneficially own the 42,684 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 9,738 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund (TE), L.P., the 76,504 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 16,740 shares of Common Stock beneficially owned by The Coast Fund, L.P., representing an aggregate of 145,666 shares, constituting approximately 0.7% of the Issued and Outstanding Shares. As general partner of D.B. Zwirn & Co., L.P., DBZ GP, LLC may be deemed to beneficially own the 42,684 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 9,738 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund (TE), L.P., the 76,504 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 16,740 shares of Common Stock beneficially owned by The Coast Fund, L.P., representing an aggregate of 145,666 shares, constituting approximately 0.7%% of the Issued and Outstanding Shares. As the managing member of DBZ GP, LLC, Zwirn Holdings, LLC may be deemed to beneficially own the 42,684 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 9,738 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund (TE), L.P., the 76,504 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 16,740 shares of Common Stock beneficially owned by The Coast Fund, L.P., representing an aggregate of 145,666 shares, constituting approximately 0.7% of the Issued and Outstanding Shares. As the managing member of Zwirn Holdings, LLC, Daniel B. Zwirn may be deemed to beneficially own the 42,684 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 9,738 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund (TE), L.P., the 76,504 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 16,740 shares of Common Stock beneficially owned by The Coast Fund, L.P., representing an aggregate of 145,666 shares, constituting approximately 0.7% of the Issued and Outstanding Shares. Mr. Zwirn disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

  (b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), except that (i) Messrs. Cohen, Stark, Solomon and Strauss have shared authority to vote and dispose of the shares reported as beneficially owned by them and (ii) Barington Companies Advisors, LLC and Barington Companies Investors, LLC have shared authority to vote and dispose of the shares reported as beneficially owned by Barington Companies Equity Partners, L.P. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of the shares reported as beneficially owned by them.

Except as set forth above, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

(c) No person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date of this filing, except to the extent disclosed herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Barington Capital Group, L.P. or one or more of its affiliates expect to receive from Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC a fee with respect to certain profits those entities may derive from their investment in the Common Stock of the Company. An agreement between the parties with respect to the foregoing has not yet been formalized.

Barington Companies Investors, LLC pays a monthly consulting fee to RJG Capital Management, LLC for certain consulting services it provides to Barington Companies Equity Partners, L.P. The arrangement with respect to the foregoing is pursuant to a verbal agreement between the parties.

Barington Companies Advisors, LLC is compensated for its services as the general partner of Barington Investments, L.P. by an affiliate of Millennium Partners, L.P., the limited partner, pursuant to a separate agreement.

Barington Companies Advisors, LLC or one or more of its affiliates expect to receive from D.B. Zwirn Special Opportunities Fund, L.P. and/or its affiliates a fee with respect to certain profits D.B. Zwirn Special Opportunities Fund, L.P. and/or its affiliates may derive from their investment in the Common Stock of the Company.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

99.1
Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, Admiral Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, Thomas W. Strauss, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald Gross, D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund (TE), L.P., D.B. Zwirn Special Opportunities Fund, Ltd., The Coast Fund, L.P., D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn dated May 8, 2006.

99.2	Power of attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon dated March 11, 2005.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 8, 2006
                            BARINGTON COMPANIES EQUITY PARTNERS, L.P.
        By: Barington Companies Investors, LLC, its general partner

        By: /s/ James A. Mitarotonda
        Name: James A. Mitarotonda
        Title:  Managing Member

        BARINGTON INVESTMENTS, L.P.
        By: Barington Companies Advisors, LLC, its general partner

        By: /s/ James A. Mitarotonda
        Name: James A. Mitarotonda
        Title:  Managing Member

        BARINGTON COMPANIES ADVISORS, LLC

        By: /s/ James A. Mitarotonda
        Name: James A. Mitarotonda
        Title:  Managing Member

        BARINGTON COMPANIES INVESTORS, LLC

        By: /s/ James A. Mitarotonda
        Name: James A. Mitarotonda
        Title:  Managing Member

        BARINGTON COMPANIES OFFSHORE FUND, LTD.

        By: /s/ James A. Mitarotonda
        Name: James A. Mitarotonda
        Title:  President

        BARINGTON OFFSHORE ADVISORS, LLC

        By: /s/ James A. Mitarotonda
        Name: James A. Mitarotonda
        Title:  Authorized Signatory

        BARINGTON CAPITAL GROUP, L.P.
        By: LNA Capital Corp., its general partner

        By: /s/ James A. Mitarotonda
        Name: James A. Mitarotonda
        Title:  President and CEO

        LNA CAPITAL CORP.

        By: /s/ James A. Mitarotonda
        Name: James A. Mitarotonda
        Title:  President and CEO

        /s/ James A. Mitarotonda
        James A. Mitarotonda

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD. PARCHE, LLC By: Admiral Advisors, LLC, its managing member	ADMIRAL ADVISORS, LLC By: Ramius Capital Group, L.L.C., its managing member RAMIUS CAPITAL GROUP, L.L.C. By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.
By: /s/ Jeffrey M. Solomon Name: Jeffrey M. Solomon Title: Authorized Signatory
/s/ Jeffrey M. Solomon JEFFREY M. SOLOMON Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

RJG CAPITAL PARTNERS, L.P.

By:	RJG Capital Management, LLC, its general partner

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title:   Managing Member

RJG CAPITAL MANAGEMENT, LLC
By: /s/ Ronald J. Gross
Name:  Ronald J. Gross
Title:    Managing Member

/s/ Ronald J. Gross
Ronald J. Gross

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, L.P.
By: D.B. ZWIRN PARTNERS, LLC,
its general partner
By: ZWIRN HOLDINGS, LLC,
its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title: Managing Member

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND (TE), L.P.
By: D.B. ZWIRN PARTNERS, LLC,
its general partner
By: ZWIRN HOLDINGS, LLC,
its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title:   Managing Member

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, LTD.
By: D.B. Zwirn & Co., L.P., its manager
By: DBZ GP, LLC, its general partner
By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title:   Managing Member

THE COAST FUND, L.P.
By: D.B. Zwirn & Co., L.P., its manager
By: DBZ GP, LLC, its general partner
By: Zwirn Holdings, LLC, its managing
member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title:   Managing Member

D.B. ZWIRN & CO., L.P.
By: DBZ GP, LLC, its general partner
By: Zwirn Holdings, LLC, its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title:   Managing Member

DBZ GP, LLC
By: Zwirn Holdings, LLC,
       its managing member

By: /s/ Daniel B. Zwirn
Name: Daniel B. Zwirn
Title:   Managing Member

ZWIRN HOLDINGS, LLC
                                By: /s/ Daniel B. Zwirn
                    Name: Daniel B. Zwirn
                        Title:   Managing Member

 /s/ Daniel B. Zwirn
 Daniel B. Zwirn

SCHEDULE I

Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda	Chairman and Chief Executive	888 Seventh Avenue
Director and President	Officer of Barington Capital	17th Floor
	Group, L.P.	New York, NY 10019

Sebastian E. Cassetta	Senior Managing Director and	888 Seventh Avenue
Director	Chief Operating Officer of	17th Floor
	Barington Capital Group, L.P.	New York, NY 10019

Jonathan Clipper	Managing Director of	7 Reid Street, Suite 108
Director	Bedford Management Ltd.	Hamilton HM11, Bermuda

Graham Cook	Director/Manager, Corporate	Bison Court
Director	Services of Byson Financial	P.O. Box 3460
	Services, Ltd.	Road Town, Tortola
British Virgin Islands

Forum Fund Services, Ltd.	Fund Administration	Washington Mall 1, 3rd Flr.
Secretary		22 Church Street
Hamilton HM11, Bermuda

Melvyn Brunt	Chief Financial Officer of	888 Seventh Avenue
Treasurer	Barington Capital Group, L.P.	17th Floor
New York, NY 10019

SCHEDULE II

Officers of LNA Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda President and CEO	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Sebastian E. Cassetta Secretary	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Melvyn Brunt Treasurer	Chief Financial Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

SCHEDULE III

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address

Mark Mitchell Director	Managing Director of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

Jeffrey M. Solomon Director	Managing Member of C4S & Co., LLC, which is the Managing Member of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

SCHEDULE IV

Directors of D.B. Zwirn Special Opportunities Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Daniel B. Zwirn Director	Managing Partner of D.B. Zwirn & Co., L.P.	745 Fifth Avenue 18th Floor New York, NY 10151

Alison Nolan Director	Managing Director of Athena International Management Limited	Ugland House, 113 South Church Street, George Town, Grand Cayman

Directors of The Coast Fund, L.P.

Name and Position	Principal Occupation	Principal Business Address
David E. Smith	Investment Manager	2450 Colorado Ave. Suite 100, East Tower Santa Monica, CA 90404

Christopher D. Petitt	Investment Manager	2450 Colorado Ave. Suite 100, East Tower Santa Monica, CA 90404

Richard E. Douglas	Accountant	One Capital Place PO Box 897 GT Grand Cayman Cayman Islands British West Indies

Ian Wright	Accountant	One Capital Place PO Box 897 GT Grand Cayman Cayman Islands British West Indies

SCHEDULE V

This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Entity during the past 60 days. All transactions were effectuated in the open market through a broker except to the extent set forth in Item 3 above.

Shares purchased by Barington Companies Equity Partners, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
3/28/2006	2,652	$27.804	$73,736.21
3/28/2006	25,500	$27.715	$706,732.50
3/29/2006	2,925	$27.500	$80,437.50
3/30/2006	15,795	$27.945	$441,391.28
3/31/2006	7,500	$28.369	$212,767.50
4/3/2006	8,156	$27.850	$227,144.60
4/3/2006	13,998	$27.996	$391,888.01
4/4/2006	17,400	$27.686	$481,736.40
4/5/2006	132,597	$27.119	$3,595,898.04
4/10/2006	1,089	$26.855	$29,245.10
4/11/2006	2,178	$26.683	$58,115.57
4/12/2006	1,089	$26.630	$29,000.07
4/13/2006	2,178	$26.446	$57,599.39
4/17/2006	2,815	$26.447	$74,448.31
4/18/2006	673	$26.328	$17,718.74
4/19/2006	2,072	$26.807	$55,544.10
4/21/2006	707	$26.745	$18,908.72
4/25/2006	778	$26.647	$20,731.37
4/26/2006	1,399	$26.620	$37,241.38
4/26/2006	80,247	$26.850	$2,154,631.95
4/26/2006	3,952	$26.739	$105,672.53
4/27/2006	6,168	$27.108	$167,202.14
4/28/2006	2,670	$27.308	$72,912.36
5/1/2006	5,274	$27.342	$144,201.71
5/2/2006	2,738	$26.984	$73,882.19
5/4/2006	8,309	$27.567	$229,054.20
5/5/2006	1,162	$27.868	$32,382.62

Shares purchased by Barington Investments, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
3/28/2006	858	$27.804	$23,855.83
3/28/2006	8,250	$27.715	$228,648.75
3/29/2006	1,575	$27.500	$43,312.50
3/30/2006	8,505	$27.945	$237,672.23
3/31/2006	3,750	$28.369	$106,383.75
4/3/2006	4,350	$27.850	$121,147.50
4/3/2006	7,466	$27.995	$209,010.67
4/4/2006	9,280	$27.686	$256,926.08
4/5/2006	70,719	$27.119	$1,917,828.56
4/10/2006	581	$26.855	$15,602.76
4/11/2006	1,162	$26.683	$31,005.65
4/12/2006	581	$26.630	$15,472.03

4/13/2006	1,162	$26.446	$30,730.25
4/17/2006	1,502	$26.447	$39,723.39
4/18/2006	359	$26.328	$9,451.75
4/19/2006	1,105	$26.807	$29,621.74
4/21/2006	377	$26.745	$10,082.87
4/25/2006	463	$26.647	$12,337.56
4/26/2006	833	$26.620	$22,174.46
4/26/2006	47,742	$26.850	$1,281,872.70
4/26/2006	2,351	$26.739	$62,863.39
4/27/2006	3,669	$27.108	$99,459.25
4/28/2006	1,588	$27.308	$43,365.10
5/1/2006	3,138	$27.342	$85,799.20
5/2/2006	1,629	$26.984	$43,956.94
5/4/2006	4,943	$27.567	$136,263.68
5/5/2006	692	$27.868	$19,284.66

Shares purchased by Barington Companies Offshore Fund, Ltd.

Date	Number of Shares	Price Per Share	Cost (*)
3/28/2006	4,290	$27.804	$119,279.16
3/28/2006	41,250	$27.715	$1,143,243.75
3/29/2006	2,850	$27.500	$78,375.00
3/30/2006	15,390	$27.945	$430,073.55
3/31/2006	15,000	$28.369	$425,535.00
4/3/2006	14,681	$27.850	$408,865.85
4/3/2006	25,196	$27.996	$705,387.22
4/4/2006	31,320	$27.686	$867,125.52
4/5/2006	238,676	$27.119	$6,472,654.44
4/10/2006	1,961	$26.855	$52,662.66
4/11/2006	3,922	$26.683	$104,650.73
4/12/2006	1,961	$26.630	$52,221.43
4/13/2006	3,922	$26.446	$103,721.21
4/17/2006	5,068	$26.447	$134,033.40
4/18/2006	1,211	$26.328	$31,883.21
4/19/2006	3,729	$26.807	$99,963.30
4/21/2006	1,273	$26.745	$34,046.39
4/25/2006	1,517	$26.647	$40,423.50
4/26/2006	2,728	$26.620	$72,619.36
4/26/2006	156,431	$26.850	$4,200,172.35
4/26/2006	7,703	$26.739	$205,970.52
4/27/2006	12,023	$27.108	$325,919.48
4/28/2006	5,205	$27.308	$142,138.14
5/1/2006	10,280	$27.342	$281,075.76
5/2/2006	5,338	$26.984	$144,040.59
5/4/2006	16,196	$27.567	$446,475.13
5/5/2006	2,266	$27.868	$63,148.89

Shares purchased by Starboard Value and Opportunity Master Fund Ltd.

Date	Number of Shares	Price Per Share	Cost (*)
3/28/2006	2,184	$27.804	$60,723.94
3/28/2006	21,000	$27.715	$582,015.00
3/29/2006	2,100	$27.500	$57,750.00
3/30/2006	11,340	$27.945	$316,896.30
3/31/2006	8,400	$28.369	$238,299.60
4/5/2006	89,880	$27.119	$2,437,455.72
4/10/2006	756	$26.855	$20,302.38
4/11/2006	1,512	$26.683	$40,344.70
4/12/2006	756	$26.630	$20,132.28
4/13/2006	1,512	$26.446	$39,986.35
4/17/2006	1,954	$26.447	$51,677.44
4/18/2006	466	$26.328	$12,268.85
4/19/2006	1,438	$26.807	$38,548.47
4/21/2006	492	$26.745	$13,158.54
4/25/2006	372	$26.647	$9,912.68
4/26/2006	38,308	$26.850	$1,028,569.80
4/26/2006	1,886	$26.739	$50,429.75
4/26/2006	668	$26.620	$17,782.16
4/27/2006	2,945	$27.108	$79,833.06
4/28/2006	1,274	$27.308	$34,790.39
5/1/2006	2,518	$27.342	$68,847.16
5/2/2006	1,307	$26.984	$35,268.09
5/4/2006	3,967	$27.567	$109,358.29
5/5/2006	555	$27.868	$15,466.74

Shares purchased by Parche, LLC

Date	Number of Shares	Price Per Share	Cost (*)
4/27/2006	561	$27.108	$15,207.59
4/27/2006	35,244	$27.250	$960,399.00
4/28/2006	243	$27.308	$6,635.84
5/1/2006	480	$27.342	$13,124.16
5/2/2006	249	$26.984	$6,719.02
5/4/2006	755	$27.567	$20,813.09
5/5/2006	105	$27.868	$2,926.14

Shares purchased by RJG Capital Partners, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
3/30/06	300	$27.880	$8,364.00
3/31/06	800	$28.118	$22,494.40
4/3/06	1,400	$27.935	$39,109.00
4/4/06	500	$27.620	$13,810.00
4/5/06	2,200	$27.264	$59,980.80
4/5/06	(200)	$27.320	$(5,464.00)
4/6/06	1,000	$27.213	$27,213.00
4/7/06	900	$27.059	$24,353.10
4/10/06	500	$26.910	$13,455.00
4/11/06	600	$26.650	$15,990.00

Shares purchased by The Coast Fund, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
3/29/2006	19	$27.500	$522.50
3/30/2006	99	$27.945	$2,766.58
3/31/2006	451	$28.369	$12,794.55
4/3/2006	581	$27.996	$16,265.41
4/3/2006	340	$27.850	$9,469.00
4/4/2006	721	$27.686	$19,961.89
4/5/2006	5,489	$27.119	$148,856.19
4/10/2006	58	$26.855	$1,557.58
4/11/2006	114	$26.683	$3,041.89
4/12/2006	58	$26.630	$1,544.54
4/13/2006	114	$26.446	$3,014.79
4/17/2006	147	$26.447	$3,887.71
4/18/2006	36	$26.328	$947.82
4/19/2006	108	$26.807	$2,895.20
4/21/2006	37	$26.745	$989.58
4/25/2006	63	$26.647	$1,678.77
4/26/2006	6,502	$26.850	$174,578.70
4/26/2006	114	$26.620	$3,034.68
4/26/2006	322	$26.739	$8,609.84
4/27/2006	500	$27.108	$13,554.00
4/28/2006	216	$27.308	$5,898.59
5/1/2006	428	$27.342	$11,702.47
5/2/2006	223	$26.984	$6,017.49

Shares purchased by D.B. Zwirn Special Opportunities Fund, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
3/29/2006	43	$27.500	$1,182.50
3/30/2006	234	$27.945	$6,539.20
3/31/2006	1,087	$28.369	$30,837.43
4/3/2006	1,399	$27.996	$39,165.76
4/3/2006	815	$27.850	$22,697.75
4/4/2006	1,739	$27.686	$48,146.65
4/5/2006	13,259	$27.119	$359,570.82
4/10/2006	136	$26.855	$3,652.25
4/11/2006	272	$26.683	$7,257.84
4/12/2006	136	$26.630	$3,621.68
4/13/2006	272	$26.446	$7,193.18
4/17/2006	351	$26.447	$9,282.90
4/18/2006	84	$26.328	$2,211.57
4/19/2006	258	$26.807	$6,916.32
4/21/2006	88	$26.745	$2,353.59
4/25/2006	152	$26.647	$4,050.36
4/26/2006	15,710	$26.850	$421,813.50
4/26/2006	773	$26.739	$20,668.96
4/26/2006	274	$26.620	$7,293.88
4/27/2006	1,208	$27.108	$32,746.46
4/28/2006	523	$27.308	$14,282.24
5/1/2006	1,032	$27.342	$28,217.18
5/2/2006	536	$26.984	$14,463.57
5/4/2006	2,020	$27.567	$55,685.74
5/5/2006	283	$27.087	$7,665.62

Shares purchased by D.B. Zwirn Special Opportunities Fund, Ltd.

Date	Number of Shares	Price Per Share	Cost (*)
3/29/2006	78	$27.500	$2,145.00
3/30/2006	421	$27.945	$11,764.97
3/31/2006	1,950	$28.369	$55,320.14
4/3/2006	2,510	$27.996	$70,268.81
4/3/2006	1,462	$27.850	$40,716.70
4/4/2006	3,120	$27.686	$86,381.57
4/5/2006	23,775	$27.119	$644,754.23
4/10/2006	243	$26.855	$6,525.72
4/11/2006	487	$26.683	$12,994.73
4/12/2006	243	$26.630	$6,471.09
4/13/2006	487	$26.446	$12,878.96
4/17/2006	629	$26.447	$16,635.18
4/18/2006	150	$26.328	$3,949.23
4/19/2006	463	$26.807	$12,411.85
4/21/2006	158	$26.745	$4,225.76
4/25/2006	273	$26.647	$7,274.67
4/26/2006	28,171	$26.850	$756,391.35
4/26/2006	1,387	$26.739	$37,086.48
4/26/2006	491	$26.620	$13,070.42
4/27/2006	2,165	$27.108	$58,688.82
4/28/2006	938	$27.308	$25,615.19
5/1/2006	1,851	$27.342	$50,610.47
5/2/2006	961	$26.984	$25,931.89
5/4/2006	3,589	$27.567	$98,938.68
5/5/2006	502	$27.087	$13,597.67

Shares purchased by D.B. Zwirn Speical Opportunities Fund (TE), L.P.

Date	Number of Shares	Price Per Share	Cost(*)
3/29/2006	10	$27.500	$275.00
3/30/2006	56	$27.945	$1,564.94
3/31/2006	262	$28.369	$7,432.76
4/3/2006	337	$27.996	$9,434.50
4/3/2006	196	$27.850	$5,458.60
4/4/2006	420	$27.686	$11,628.29
4/5/2006	3,200	$27.119	$86,780.80
4/10/2006	32	$26.855	$859.35
4/11/2006	65	$26.683	$1,734.41
4/12/2006	32	$26.630	$852.16
4/13/2006	65	$26.446	$1,718.96
4/17/2006	84	$26.447	$2,221.55
4/18/2006	20	$26.328	$526.56
4/19/2006	62	$26.807	$1,662.06
4/21/2006	21	$26.745	$561.65
4/25/2006	37	$26.647	$985.94
4/26/2006	3,792	$26.850	$101,815.20
4/26/2006	186	$26.739	$4,973.39
4/26/2006	66	$26.620	$1,756.92
4/27/2006	291	$27.108	$7,888.43
4/28/2006	126	$27.308	$3,440.85
5/1/2006	249	$27.342	$6,808.22
5/2/2006	129	$26.984	$3,480.97

----------------------------
(*) Excludes commissions and other execution-related costs.